UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 27, 2016

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Rey de Vicenti
Carlos Rey de Vicenti Vice - President Executive Officer

Banco Santander (Brasil) S.A.

1st quarter 2016 (BR GAAP) Results

Simple | Personal | Fair

Santander

This presentation may contain certain forward-looking statements and information relating to Banco Santander (Brasil) S.A. ("Santander Brazil") and its subsidiaries that reflect the current views and/or expectations of Santander Brazil and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like "believe", "anticipate", "expect", "estimate", "could", "envisage", "potential", "will likely result", or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this presentation. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In no event shall Santander Brazil, or any of its subsidiaries, affiliates, shareholders, directors, officers, agents or employees be liable to any fourth party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or similar damages. In addition to factors identified elsewhere in this presentation, the following factors, among others, could cause actual results to differ materially from the forward-looking statements or historical performance: changes in the preferences and financial condition of our consumers, and competitive conditions in the markets we serve; changes in economic, political and business conditions in Brazil; governmental interventions resulting in changes in the Brazilian economy, taxes, tariffs or regulatory environment; our ability to compete successfully; changes in our business; our ability to successfully implement marketing strategies; our identification of business opportunities; our ability to develop and introduce new products and services; changes in the cost of products and our operating costs; our level of indebtedness and other financial obligations; our ability to attract new customers; inflation in Brazil, devaluation of the Real against the U.S. Dollar and interest rate fluctuations; present or future changes in laws and regulations; and our ability to maintain existing business relationships, and to create new relationships.

CUSTOMER ORIENTATION

- New positioning: **"What can we do for you today?"**
- Evolution in **digital technology**
- **Improvement** on services quality reflected in the **monthly complaints ranking**

AN INTEGRATED BANK

- **Wholesale banking:** #1 in project finance advisory, foreign exchange market and ECM[1]
- **Acquiring: an integrated offer** leveraging the **SMEs** businesses
- **Atacarejo:** full cross sell between **Wholesale and Retail**

MAINTENANCE IN COST CONTROL

- **Discipline in cost control,** growing below inflation

EFFICIENT RISK MANAGEMENT

- **A state of art model** to access and monitoring client's needs / behaviour

1) Ranking Dealogic, YTD as of 04/22/2016

CUSTOMER ORIENTATION

- ✓ New positioning: **"What can we do for you today?"**
- ✓ Evolution in **digital technology**
- ✓ **Improvement** on services quality reflected in the **monthly complaints ranking**

AN INTEGRATED BANK

- ✓ **Wholesale banking:** #1 in project finance advisory, foreign exchange market and ECM[1]
- ✓ **Acquiring: an integrated offer** leveraging the **SMEs** businesses
- ✓ **Atacarejo:** full cross sell between **Wholesale and Retail**

MAINTENANCE IN COST CONTROL

- ✓ **Discipline in cost control,** growing below inflation

EFFICIENT RISK MANAGEMENT

- ✓ **A state of art model** to access and monitoring client's needs / behaviour

1) Ranking Dealogic, YTD as of 04/22/2016

CUSTOMER ORIENTATION

- ✓ New positioning: **"What can we do for you today?"**
- ✓ Evolution in **digital technology**
- ✓ **Improvement** on services quality reflected in the **monthly complaints ranking**

AN INTEGRATED BANK

- ✓ **Wholesale banking:** #1 in project finance advisory, foreign exchange market and ECM[1]
- ✓ **Acquiring: an integrated offer** leveraging the **SMEs** businesses
- ✓ **Atacarejo:** full cross sell between **Wholesale and Retail**

MAINTENANCE IN COST CONTROL

- ✓ **Discipline in cost control,** growing below inflation

EFFICIENT RISK MANAGEMENT

- ✓ **A state of art model** to access and monitoring client's needs / behaviour

1) Ranking Dealogic, YTD as of 04/22/2016

CUSTOMER ORIENTATION

- ✓ New positioning: **"What can we do for you today?"**
- ✓ Evolution in **digital technology**
- ✓ **Improvement** on services quality reflected in the **monthly complaints ranking**

AN INTEGRATED BANK

- ✓ **Wholesale banking:** #1 in project finance advisory, foreign exchange market and ECM[1]
- ✓ **Acquiring: an integrated offer** leveraging the **SMEs** businesses
- ✓ **Atacarejo:** full cross sell between **Wholesale and Retail**

MAINTENANCE IN COST CONTROL

- ✓ **Discipline in cost control,** growing below inflation

EFFICIENT RISK MANAGEMENT

- ✓ **A state of art model** to access and monitoring client's needs / behaviour

1) Ranking Dealogic, YTD as of 04/22/2016

THE ONLY INTERNATIONAL BANK WITH SCALE IN BRAZIL

Access to foreign markets and attract investments to Brazil

BRAZIL CONTRIBUTED WITH 18% OF THE GROUP'S RESULTS

ORDINARY ATTRIBUTABLE PROFIT (EUR million)


-5%
12%
1,717
1,709
1,680
1,460
1,633
1Q15
2Q15
3Q15
4Q15
1Q16

DIVERSIFIED RESULTS BETWEEN EUROPE AND AMERICA


ARGENTINA 3%
REST AMERICA 1%
CHILE 6%
UNITED KINGDOM 23%
BRAZIL 18%
SOUTH AMERICA
EUROPE
NORTH AMERICA
MEXICO 7%
15% SPAIN
USA 4%
REST EUROPE 1%
3% POLAND
6% PORTUGAL
13% SANTANDER CONSUMER FINANCE

RATINGS

	LONG TERM	SHORT TERM	OUTLOOK
Fitch Ratings	A-	F2	Stable
Standard & Poor's	A-	A-2	Stable
Moody's	A3	P-2	Stable

ECONOMIC ADJUSTMENT PROCESS

GDP (YoY growth %)


0.1
-3.8
-3.9
0.3
2014
2015
2016 (e)
2017 (e)

INTEREST RATE – Selic (%)


11.75
14.25
13.25
12.00
2014
2015
2016 (e)
2017 (e)

INFLATION (IPCA %)


6.4
10.7
7.0
5.8
2014
2015
2016 (e)
2017 (e)

EXCHANGE RATE (R$ / US$)


2.66
3.90
3.80
4.00
2014
2015
2016 (e)
2017 (e)

Source: Brazilian Central Bank, IBGE. Focus Research Forecast (04/22/2016).

TABLE OF CONTENTS

1Q16 vs. 4Q15 EVOLUTION

Comfortable **capital and liquidity** position

Delinquency under control and **coverage remains stable**

Volumes reflect the weak macro backdrop. Client base increased

Stable cost of credit in recent quarters

Total revenues accelerate and grow

Discipline in cost control

Net profit has reached

R$ 1.7 billion

and **grows 3%**

NET PROFIT CLIMBED 3% AND CLIENT BASE EVOLVED POSITIVELY

NET PROFIT (R$ million)


1.7%
3.3 %
4,832
3,157
1,633
1,675
1,708
1,607
1,660
1Q15
2Q15
3Q15
4Q15
1Q16
Extraordinary events 2Q15

MANAGERIAL PROFIT

R$ million	1Q16	1Q15	YoY	QoQ
Net interest income	7,599	7,140	6.4%	2.9%
Fee and commission income	3,090	2,828	9.3%	-3.7%
Total revenues	10,690	9,968	7.2%	0.9%
Allowance for loan losses	(2,424)	(2,112)	14.8%	-12.2%
General expenses	(4,410)	(4,103)	7.5%	-4.8%
Others	(1,989)	(1,653)	20.3%	23.7%
Profit before taxes	1,866	2,100	-11.1%	17.2%
Taxes and minority interest	(206)	(467)	-55.9%	n.a.
Managerial net profit	1,660	1,633	1.7%	3.3%

NET INTEREST INCOME UP IN THE QUARTER, BASED ON LIABILITY MANAGEMENT AND MARKET ACTIVITIES

NET INTEREST INCOME BREAKDOWN (R$ million)


6.4%
2.9%
7,140
7,480
7,631
7,384
7,599
1,540
1,603
1,663
1,384
1,674
542
561
618
609
633
5,058
5,316
5,350
5,391
5,293
1Q15
2Q15
3Q15
4Q15
1Q16
Credit
Deposit
Others

CREDIT AND DEPOSIT SPREAD (%)


Credit
8.3%
8.4%
8.3%
8.3%
8.4%
Deposit
1.1%
1.1%
1.1%
1.1%
1.2%
1Q15
2Q15
3Q15
4Q15
1Q16

1Q15	2Q15	3Q15	4Q15	1Q16
12.2%	13.1%	14.0%	14.2%	14.2%

Selic Interest Rate (average)

VOLUMES REFLECTED THE WEAK MACRO BACKDROP

EXPANDED PORTFOLIO (R$ billion)


-3.8%
-5.7%
324.3
321.2
331.9
330.9
312.0
Mar.15
Jun.15
Sep.15
Dec.15
Mar.16

R$ million	Mar-16	Mar-15	YoY	QoQ	Share loan portfolio in Mar-16
Individuals	85,593	79,819	7.2%	0.9%	34%
Consumer finance	32,708	36,178	-9.6%	-3.6%	13%
SMEs	33,837	35,831	-5.6%	-4.4%	14%
Corporate	96,133	106,316	-9.6%	-10.0%	39%
Total	248,271	258,144	-3.8%	-4.9%	100%
Other transactions[1]	63,747	66,175	-3.7%	-8.9%	
Expanded portfolio	312,018	324,319	-3.8%	-5.7%	

[1] Includes debenture, FIDC, CRI, floating rate notes, promissory notes, acquiring activities related assets and guarantees.

FUNDING IMPROVES THE LOAN / DEPOSIT RATIO

TOTAL FUNDING (R$ billion)


9.3%
-0.6%
469.3
493.8
512.3
515.9
512.8
1Q15
2Q15
3Q15
4Q15
1Q16

R$ million	Mar-16	Mar-15	YoY	QoQ
Demand deposits + savings deposits	49,455	52,824	-6.4%	-4.3%
Time deposits + debentures[1]	171,534	163,739	4.8%	-3.0%
Treasury notes (letras financeiras)[2]	62,152	44,159	40.7%	4.5%
Funding from clients - on balance	283,141	260,722	8.6%	-1.7%
Others	16,477	41,139	-59.9%	-44.1%
Total Funding – on balance	299,618	301,861	-0.7%	-5.6%
Assets under management	213,191	167,406	27.3%	7.4%
Total Funding + AUM	512,809	469,267	9.3%	-0.6%

[1] Includes Real Estate Credit Notes (LCI) and Agribusiness Credit Notes (LCA). 2. Includes Certificates of Structured Operations (COE).

COMMISSION GROWTH ACCELERATED ANNUALLY
QUARTER IMPACTED BY SEASONALITY

COMMISSION (R$ million)


9.3%
-3.7%
2,828
2,910
2,919
3,210
3,090
1Q15
2Q15
3Q15
4Q15
1Q16

R$ million	1Q16	1Q15	YoY	QoQ
Asset management*	248	260	-4.5% (+5.4%)	0.6%
Current account	579	466	24.3%	4.1%
Lending operations	338	328	3.1%	-6.5%
Insurance*	485	472	2.8%	-17.4% (+12.7%)
Cards	904	838	7.9%	-4.6%
Collection services	279	233	19.7%	1.0%
Securities brokerage and placement	143	140	2.6%	8.1%
Others	114	92	23.4%	11.1%
Total*	3,090	2,828	9.3% (+10.2%)	-3.7% (+1.2%)

*Second variation YoY, excludes the effect from the sale of the custody business. QoQ, excludes the seasonal effect from insurance.

CREDIT QUALITY AND COVERAGE AT COMFORTABLE LEVELS

NPL (from 15 to 90 days)


6.8%
6.8%
6.7%
6.3%
7.0%
4.3%
4.5%
4.3%
5.0%
4.8%
2.5%
2.6%
2.4%
4.0%
3.0%
Mar.15
Jun.15
Sep.15
Dec.15
Mar.16

NPL (over 90 days)


4.3%
4.4%
4.6%
4.7%
4.7%
3.0%
3.2%
3.2%
3.2%
3.3%
2.0%
2.3%
2.2%
2.1%
2.1%
Mar.15
Jun.15
Sep.15
Dec.15
Mar.16

COVERAGE RATIO (over 90 days)


180.8%
199.4%
200.1%
Mar.15
Dec.15
Mar.16

Individuals Total Corporate

STABILITY IN COST OF CREDIT

ALLOWANCE FOR LOAN LOSSES (R$ million) and COST OF CREDIT (%)


2.9%
3.1%
3.3%
3.6%
3.3%
14.8%
-12.2%
2,112
2,338
2,448
2,762
2,424
2,568
2,967
2,975
3,497
3,028
(457)
(628)
(527)
(735)
(604)
1Q15
2Q15
3Q15
4Q15
1Q16
Income from recovery of written off loans
Allowance for loan losses
Cost of credit

MAINTENANCE IN COST DISCIPLINE AND CONTROL

EXPENSES (R$ million)



7.5%
-4.8%
4,103
533
3,571
4,300
567
3,733
4,288
397
3,891
4,632
395
4,237
4,410
421
3,989
1Q15
2Q15
3Q15
4Q15
1Q16
General expenses
Amortization and depreciation

R$ million	1Q16	1Q15	YoY	QoQ
General expenses	3,989	3,571	11.7%	-5.9%
Depreciation and amortization	421	533	-21.0%	6.5%
Total	4,410	4,103	7.5%	-4.8%

PERFORMANCE INDICATORS QUARTELY IMPROVEMENT

EFFICIENCY RATIO (%)


49.8%
51.4%
50.8%
1Q15
4Q15
1Q16

RECURRENCE (%)


68.9%
69.3%
70.1%
1Q15
4Q15
1Q16

ROAA (%)


1.1%
0.9%
1.0%
1Q15
4Q15
1Q16

ROAE (%)


12.8%
12.4%
12.6%
1Q15
4Q15
1Q16

BALANCE SHEET STRENGTH

LOAN TO DEPOSIT[1] (%)


99.0%
90.6%
87.7%
Mar.15
Dec.15
Mar.16

BIS RATIO (%)


16.0%
1.5%
14.5%
15.7%
1.4%
14.3%
16.4%
1.3%
15.1%
Mar.15
Dec.15
Mar.16
Tier I
Tier II

[1]Total loan portfolio / funding from clients.

Management

- ✓ Effective risk management model
- ✓ Cost discipline
- ✓ Comfortable liquidity and capital levels

Commercial Model and Activity

- ✓ Accelerated progress of the digital agenda
- ✓ Improved customer experience
- ✓ Country's biggest foreign exchange platform

Investments

- ✓ Acquisition of 100% of ContaSuper
- ✓ Creation of the Olé Consignado brand
- ✓ Acquisition of Busca Carros by Webmotors

Results

- ✓ Profit growth for the 8th time in 9 quarters
- ✓ Increase in loyalty and client base
- ✓ Higher profitability and improved performance indicators

A well-positioned bank focused on **growing profitability**



SANTANDER THEATER

SANTANDER CULTURAL



Santander
PRIVATE BANKING

Santander SELECT

Santander | van gogh

Santander
UNIVERSIDADES

Santander
MICROCRÉDITO

Santander
FINANCIAMENTOS

Santander
ASSET MANAGEMENT

Santander
GLOBAL CORPORATE BANKING

Santander
CORPORATE

Santander Negócios & Empresas

getnet

olé
consignado

webmotors
a marca automotiva nº1 do Brasil

Super

uni>ersia
rede de universidades, rede de oportunidades

ANNEXES

MANAGERIAL FINANCIAL STATEMENT

R$ million	1Q15	1Q16	abs 12M	% 12M
Net interest income	7,140	7,599	459	6.4%
Allowance for loan losses	(2,112)	(2,424)	(313)	14.8%
Net interest income after loan losses	5,028	5,175	147	2.9%
Fee and commission income	2,828	3,090	263	9.3%
General expenses	(4,103)	(4,410)	(307)	7.5%
Personnel expenses + profit sharing	(1,861)	(2,132)	(271)	14.5%
Administrative expenses	(2,242)	(2,278)	(36)	1.6%
Tax expenses	(929)	(817)	112	-12.1%
Investments in Affiliates and Subsidiaries	1	0	(0)	-52.5%
Other Income (Expenses)	(802)	(1,197)	(395)	49.2%
Non Operating Income	78	25	(53)	-67.6%
Income before taxes	2,100	1,866	(234)	-11.1%
Income tax and social contribution tax	(408)	(204)	204	-50.0%
Minority interest	(60)	(2)	57	-96.5%
Net profit	1,633	1,660	27	1.7%

MANAGERIAL FINANCIAL STATEMENT

R$ million	1Q15	2Q15	3Q15	4Q15	1Q16
Net interest income	7,140	7,480	7,631	7,384	7,599
Allowance for loan losses	(2,112)	(2,338)	(2,448)	(2,762)	(2,424)
Net interest income after loan losses	5,028	5,142	5,183	4,622	5,175
Fee and commission income	2,828	2,910	2,919	3,210	3,090
General expenses	(4,103)	(4,300)	(4,288)	(4,632)	(4,410)
Personnel expenses + profit sharing	(1,861)	(1,962)	(2,054)	(2,202)	(2,132)
Administrative expenses	(2,242)	(2,337)	(2,234)	(2,430)	(2,278)
Tax expenses	(929)	(889)	(770)	(784)	(817)
Investments in Affiliates and Subsidiaries	1	0	0	0	0
Other Income (Expenses)	(802)	(925)	(844)	(802)	(1,197)
Non Operating Income	78	39	21	(21)	25
Income before taxes	2,100	1,977	2,222	1,593	1,866
Income tax and social contribution tax	(408)	(293)	(431)	55	(204)
Minority interest	(60)	(9)	(82)	(40)	(2)
Net profit	1,633	1,675	1,708	1,607	1,660

R$ million	Mar-15	Jun-15	Sep-15	Dec-15	Mar-16
Current asset and long-term assets	596,216	591,269	689,054	663,809	655,329
Cash and cash equivalents	4,964	5,525	6,928	6,864	5,463
Interbank investments	48,736	56,850	59,264	55,810	51,481
Securities and derivative financial instrument	131,493	145,900	154,262	142,892	151,377
Interbank accounts	34,291	34,689	52,224	55,303	57,101
Lending operations	244,162	239,445	246,648	244,460	232,145
Allowance for loan losses	(14,078)	(15,080)	(15,605)	(16,832)	(16,396)
Other receivables	130,277	106,410	167,419	155,993	154,830
Other assets	2,292	2,449	2,310	2,486	2,932
Permanent assets	16,075	14,021	13,353	13,645	13,420
Investments	38	38	38	68	164
Fixed assets	6,783	6,707	6,733	6,986	6,915
Intangibles	9,253	7,276	6,581	6,591	6,341
Goodwill	27,531	27,527	27,527	27,490	27,490
Others	(18,278)	(20,251)	(20,946)	(20,899)	(21,149)
Total assets	612,291	605,290	702,407	677,454	668,750
Total assets (excluding goodwill)	606,273	597,066	697,782	673,308	665,125

R$ million	Mar-15	Jun-15	Sep-15	Dec-15	Mar-16
Current liabilities and long-term liabilities	553,030	541,233	642,458	620,293	608,360
Deposits	140,580	143,787	145,585	141,886	136,947
Demand deposits	15,255	14,842	18,521	15,698	14,491
Saving deposits	37,569	36,595	35,540	35,985	34,964
Interbank deposits	3,748	3,008	3,402	3,675	2,444
Time deposits	84,008	89,342	88,121	86,528	85,048
Money market funding	117,102	126,218	138,758	134,960	148,702
Funds from acceptance and issuance of securities	83,722	90,496	99,202	99,848	96,863
Interbank accounts	1,284	1,573	1,626	14	1,276
Interbranch accounts	2,025	2,229	2,617	3,818	2,397
Borrowings	29,274	29,567	39,384	36,762	32,127
Domestic onlendings - official institutions	15,987	15,737	14,767	16,263	16,082
Derivative financial instruments	15,247	12,676	29,870	22,883	14,297
Other payables	147,808	118,948	170,650	163,859	159,669
Deferred income	408	419	396	385	409
Minority interest	1,449	1,906	1,951	1,956	1,928
Equity	57,403	61,732	57,602	54,819	58,053
Total liabilitities and equity	612,291	605,290	702,407	677,454	668,750
Equity (excluding goodwill)	51,385	53,508	52,976	50,673	54,428

R$ million	Mar-16	Mar-15	YoY	Dec-15	QoQ
Individuals	85,593	79,819	7.2%	84,805	0.9%
Leasing / auto loans (*)	2,280	3,132	-27.2%	2,481	-8.1%
Credit card	18,187	17,170	5.9%	19,134	-4.9%
Payroll loans	15,537	12,757	21.8%	14,656	6.0%
Mortgage	26,527	22,756	16.6%	25,932	2.3%
Agricultural loans	3,593	3,639	-1.3%	3,453	4.0%
Personal loans / others	19,469	20,364	-4.4%	19,149	1.7%
Consumer finance	32,708	36,178	-9.6%	33,931	-3.6%
Corporate	129,969	142,147	-8.6%	142,252	-8.6%
Leasing / auto loans	2,833	3,137	-9.7%	2,926	-3.2%
Real estate	10,605	10,332	2.6%	10,718	-1.1%
Trade finance	18,917	23,401	-19.2%	20,570	-8.0%
Onlending	16,615	12,901	28.8%	13,745	20.9%
Agricultural loans	2,761	2,714	1.7%	2,611	5.7%
Working capital / others	78,239	89,663	-12.7%	91,682	-14.7%
Total	248,271	258,144	-3.8%	260,988	-4.9%

(*) Including loans to individuals of the consumer finance segment, auto loan portfolio totaled R$ 29,543 million in Mar/16, R$ 33,097 million in Mar/15 and R$ 30,315 million in Dec/15.

REVENUE INCREASES 24% IN THE LAST 12 MONTHS

Santander Acquiring		1Q15	1Q16	1Q15 vs. 1Q16
Credit	Revenues (R$ million) Transactions (million)	❖ 11,826 ✓ 81.4	❖ 14,654 ✓ 114.5	❖ 24% ✓ 41%
Debit	Revenues (R$ million) Transactions (million)	❖ 6,580 ✓ 96.8	❖ 8,139 ✓ 122.0	❖ 24% ✓ 26%
Total	Revenues (R$ million) Transactions (million)	❖ 18,406 ✓ 178.2	❖ 22,793 ✓ 236.5	❖ 24% ✓ 33%

Investor Relations (Brazil)

Avenida Juscelino Kubitschek, 2,235, 26th floor

São Paulo | SP | Brazil | 04543-011

Phone: 55 11 3553 3300

Facsimile. 55 11 3553 7797

E-mails: ri@santander.com.br

acionistas@santander.com.br

Our purpose is to help people and businesses prosper.

Our culture is based on the belief that everything we do should be:

Simple | Personal | Fair

Santander

MEMBER OF Dow Jones Sustainability Indices In Collaboration with RobecoSAM

FTSE4Good

Índice de Sustentabilidade Empresarial ISE